place, and that as so modified the covenant shall be binding upon the parties as if originally set forth herein.

(f) Counterparts; Facsimile Signatures. This Option Agreement may be executed in several counterparts, each of which shall be deemed an original, and said counterparts shall together constitute but one and the same agreement, binding upon all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or the same counterpart. Counterparts may be delivered via facsimile transmission and shall be treated as original counterparts for all purposes.

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement effective the day and year first above written.

IROQUOIS VALLEY FARMS LLC

By: ______________________
Name:
Title:

OPTIONEE

:______________________
Name: Rita Billon

122716.1

EXHIBIT B

JOINDER AGREEMENT

This Joinder Agreement (the "**Agreement**"), is made and entered into as of this 17 day of MAY, 2015 by and between RITA BILLON (the "**Optionee**") and Iroquois Valley Farms LLC, an Illinois limited liability company (the "**Company**"). Capitalized terms used herein and not otherwise defined shall have the meaning assigned to them in the Operating Agreement referenced below.

RECITALS:

A. The Company and its Members are parties to that certain Third Amended and Restated Operating Agreement dated as of April 17, 2014 (the "**Operating Agreement**").

B. Optionee is purchasing membership interests in the Company by exercising his purchase rights under that certain Option Agreement dated March 30, 2015 (the "**Option Agreement**").

C. Pursuant to the Operating Agreement, a person shall be admitted as a new Member upon payment for the membership interests and upon signing this Agreement to be bound by the terms of the Operating Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties agree as follows:

1. Operating Agreement. The Optionee has received, read, understands and is fully familiar with the Operating Agreement. The Optionee has had an opportunity to ask questions and receive answers concerning the Operating Agreement.

2. Joinder. Optionee hereby covenants, acknowledges and agrees to assume and does hereby assume and become subject to all of the rights and obligations of a Member pursuant to the Operating Agreement, including, without limitation, the right to vote and the obligations and restrictions with respect to the disposition of the Membership Interests, with the same full force and effect as if the Optionee had been an original signatory to the Operating Agreement.

3. Mailing Address. The mailing address for the Optionee for purposes of all notices shall be:

[to come]

Optionee shall promptly notify the Company in writing of any change to the above mailing address.

4. Counterparts. This Joinder Agreement may be executed in one or more counterparts, each of which counterpart shall be considered and be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date and year first above written.

Optionee

By: ________________________

IROQUOIS VALLEY FARMS LLC,
an Illinois limited liability company

By: ________________________

2312986.2